Joseph Kempf
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: ComCam International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 16, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 Filed November 12, 2010 File No. 000-51763

Dear Mr. Kempf:

Thank you for your comments dated January 26, 2011 to our amended submissions on Forms 10-K and 10-Q for ComCam International, Inc. dated January 14, 2011.

We write to confirm our request for up to an additional ten days, or until February 23, 2011, to respond to your comments and to revise the affected submissions accordingly. Our request is predicated on the extra time involved in working with our accountants and the auditor for Pinnacle Integrated Systems, Inc.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell
Orsa & Company
600 Westwood Terrace
Austin, Texas 78746
Telephone: (512) 462-3327
Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Don Gilbreath, Chief Executive Officer

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1140 McDermott Drive West Chester Pennsylvania 19380 Tel 610.436.8089 Fax 610.436.8079